December 21, 2009
Via EDGAR
United States Securities and Exchange Commission
Washington, DC 20549
Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Definitive Proxy Statement filed on Schedule 14A
File No. 001-33865
Dear Mr. Rosenberg:
We have received your comment letter dated November 18, 2009 regarding our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2009 and September 30, 2009. We appreciate your comments and have attached our response as Exhibit 1 to this letter.
Triple-S Management Corporation (the Company) acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any comments please do not hesitate to contact me at (787) 749-4113. My fax number is (787) 749-4091.
Sincerely,

/s/ Ramón m. Ruiz-Comas
Ramón M. Ruiz-Comas
President and Chief Executive Officer Triple-S Management Corporation

Exhibit 1
Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Quarters ended June 30, 2009 and
September 30, 2009
File No. 001-33865
Form 10-K for the Year Ended December 31, 2008
Exhibits and Financial Statements Schedules, page 90
Comment 1
Please advise us as to whether you have entered into employment agreements with any of your named executive officers. If you have entered into employment agreements with these individuals, please file each agreement as an exhibit as soon as possible.
We currently do not have employment agreements with any of our named executive officers. The compensation committee is currently evaluating whether to put in place an employment agreement with the CEO. If we enter into such an agreement it will be disclosed as required by regulations.
Signatures, page 94
Comment 2
We note that your Form 10-K does not appear to have been signed by a person designated as the Company’s principal accounting officer or controller as required in Instruction D(2) to Form 10-K. Please advise us as to whether an individual who has already signed the filing serves in this capacity. If so, please confirm that your future filings will include this additional capacity in the signature block for this individual. If an individual serving as your principal accounting officer or controller did not sign your Form 10-K, please amend your Form 10-K to include the signature of this individual.
The responsibilities of Mr. Juan José Román, our Vice President of Finance and Chief Financial Officer, include those of the principal accounting officer, even though his title does not include the words “principal accounting officer”. Our future filings will include this additional capacity in Mr. Román’s signature block.
Notes to Consolidated Financial Statements, Note 15. Income Taxes, page 42
Comment 3
Please provide us revised disclosure which discusses the nature of the material changes in your statutory income tax rate reconciliation. Specifically address what caused the large differences in taxes due to using statutory accounting principles instead of GAAP for TSI and STS and what is included in the “Other permanent disallowances” line item. Please separately disclose any other permanent disallowance that is greater than 5% of the income tax expense at the statutory rate in accordance with Rule 4-08(h) of Regulation S-X.

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Quarters ended June 30, 2009 and
September 30, 2009
File No. 001-33865
The following is the reconciliation of the expected income tax expense at the statutory rate with the income tax expense for the year ended December 31, 2008:

Income before taxes	$31,944
Statutory tax rate	39.00%

Income tax expense at statutory rate	12,458

Increase (decrease) in taxes resulting from:
Exempt interest income	(13,561)
Effect of taxing life insurance operations as a qualified domestic life insurance company instead of as a regular corporation	(1,336)
Effect of using earnings under statutory accounting principles instead of GAAP for TSI and STS	6,406
Effect of taxing capital gains at a preferential rate	(237)
Dividends received deduction	(810)
Other permanent disallowances, net:
Effect of capital gains preferential rate on impairments	2,916
Disallowance of expenses related to exempt interest income	1,792
Disallowed interest expense	1,014
Other	(158)

Total other permanent differences	5,564

Other adjustments to deferred tax assets and liabilities	(300)
Tax credit benefit	(1,286)
Other	256

Total income tax expense	$7,154

The principal differences in the income tax expense of TSI and STS from using statutory accounting principles instead of GAAP are the net unrealized investment loss on trading securities and the change in fair value of the embedded derivative component, which are charged through operations in accordance with GAAP but not with statutory accounting principles. As we disclosed in our audited financial statements, TSI and STS are taxed essentially the same as regular corporations; however, taxable income is determined on the basis of the statutory annual statements filed with the insurance regulatory authorities and not on the basis of GAAP.
We will segregate these other permanent differences in the audited consolidated financial statements to be included in our Annual Report on Form 10-K for the year ending December 31, 2009.

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Quarters ended June 30, 2009 and
September 30, 2009
File No. 001-33865
Form 10-Q for the Quarterly Period Ended June 30, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Recent Developments, page 31
Comment 4
We note your disclosure that on July 1, 2009 you acquired certain managed care assets from La Cruz Azul de Puerto Rico for approximately $10.5 million in cash. Please file any agreement relating to this acquisition as soon as possible or provide us with an analysis as to why any such agreement is not required to be filed as an exhibit.
We decided to not file the agreement regarding the acquisition on July 1, 2009 of certain managed care assets from La Cruz Azul de Puerto Rico (“LCA”) for approximately $10.5 million in cash (the “Agreement”) after an analysis of the requirements of Item 601(b)(10) and Item 101 of Regulation S-K under the Securities Exchange Act of 1934, as amended. Item 601(b)(10)(i) of Regulation S-K requires a registrant to file any material contract not made in the “ordinary course of business.” While we engage in acquisitions of insurance policy portfolios and customers from time to time, we assumed for purposes of our analysis that the LCA acquisition, which essentially allowed us to serve the former customers of LCA, was not in the ordinary course of the Company’s business. The agreement, however, was not material to our business.
The agreement did not involve any of the matters listed in Item 601(b)(10)(ii)(A)-(D) of Regulation S-K. Item 601(b)(10)(ii)(B) of Regulation S-K requires disclosure of “any contract upon which the registrant’s business is substantially dependent” or of “any license or other agreement ... or trade name upon which [the] registrant’s business depends to a material extent.” In this case, our business is not dependent on the customers acquired from LCA. The member contracts acquired from LCA are the type of assets that we serve in the ordinary course of our business and no material adjustments were made by the Company in order to accommodate or service these assets. Moreover, we did not acquire any other asset or liability from LCA under the agreement, such as a license or trade name, on which our business depends to a material extent.
The projected annual premium and fee revenue from the LCA customers at the time of the acquisition was approximately $82 million or approximately 5% of our consolidated premium and fee revenue for the fiscal year ended December 31, 2008. We believe that the acquisition did not meet at the time the criteria for material customers contained in Item 101(c)(vii) of Regulation S-K.
We believe that this analysis supports our materiality assessment at the time of the closing of the transaction under the LCA agreement and as such the agreement was not filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
Form 10-Q for the Quarterly Period Ended September 30, 2009
Note 4, Investment in Securities, page 12
Comment 5
You have unrealized losses of $6.3 million on available for sale equity securities at September 30, 2009. Disaggregate this loss for us into categories of less than six months, six to nine months, nine to twelve

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Quarters ended June 30, 2009 and
September 30, 2009
File No. 001-33865
months and twelve months or more. Tell us how many securities are in each category and explain why you did not recognize these losses as other than temporary impairments.
The unrealized loss of $6.3 million in equity securities as of September 30, 2009 is detailed as follows:

			Gross
	Number of	Estimated	unrealized
	securities	fair value	losses

Less than six months	5	$1,561	(267)
Six to nine months	4	8,554	(1,178)
Nine to twelve months	10	15,191	(3,179)
Twelve months or more	10	10,899	(1,721)

Total unrealized loss of equity securities	29	$36,205	(6,345)

     Our investment in equity securities classified as available for sale consists mainly of investments in common and preferred stock of local banking institutions and investments in several mutual funds. Each quarter we prepare an impairment analysis at the investment level to determine which securities are other-than-temporarily impaired (OTTI). For equity securities we analyze the following information: available analysts’ reports, credit and financial strength ratings, any particular industry ratios, current news, industry benchmarks, changes in market value since last quarter or year and other relevant information that is available for each type of security. We also assess our ability and intent to hold equity securities until forecasted market price recovery.
Common stocks

			Gross
	Number of	Estimated	unrealized
	securities	fair value	losses

Less than six months	1	$92	(93)
Six to nine months	1	92	(101)

Total unrealized loss of equity securities	2	$184	(194)

This investment is in one particular banking institution in Puerto Rico and we concluded that this security is not OTTI because the stock has not been in an unrealized loss position for a long time, capital ratios are above regulatory levels, analyst target price is above market price and book value as of September 30, 2009, and we have the ability and intent to hold the investments until a market price recovery.

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Quarters ended June 30, 2009 and
September 30, 2009
File No. 001-33865
Perpetual preferred stocks

			Gross
	Number of	Estimated	unrealized
	securities	fair value	losses

Less than six months	3	$210	(72)
Nine to twelve months	2	1,233	(635)
Twelve months or more	1	746	(635)

Total unrealized loss of equity securities	6	$2,189	(1,342)

These investments are mostly in three banking institutions in Puerto Rico. These positions are non-rated perpetual preferred stocks; therefore we performed our OTTI analysis as if they were equity securities. We concluded that these securities are not OTTI because: (a) five of the six positions have been in an unrealized loss position for less than twelve months, (b) there is an increasing trend in the market value in two of the 6 positions, (c) capital ratios are above regulatory levels, (d) analyst target amounts were above market price as of September 30, 2009, (e) the fluctuations in the fair value of these positions are consistent with those of its peers, and (f) we have the ability and intent to hold the investments until a market price recovery.
Preferred stocks

			Gross
	Number of	Estimated	unrealized
	securities	fair value	losses

Nine to twelve months	1	$2,684	(1,317)

This investment is in one particular banking institution in Puerto Rico. Because this instrument has a specified maturity, we evaluated this preferred stock as a debt security. We concluded that this security is not OTTI because: (a) the stock has experienced a significant market value improvement during this year, (b) capital ratios are above regulatory levels, (c) we have continued collecting dividends from this instrument, (d) we have no reason to believe that we will not be able to collect the amount invested, (e) the issuer does not have the ability to call the security at a price lower than it stated value, (f) we do not have the intent to sell the investment, and (g) we have the ability to hold the investments until a market price recovery.
Mutual funds

			Gross
	Number of	Estimated	unrealized
	securities	fair value	losses

Less than six months	1	$1,260	(102)
Six to nine months	3	8,461	(1,078)
Nine to twelve months	7	11,275	(1,227)
Twelve months or more	9	10,154	(1,085)

Total unrealized loss of equity securities	20	$31,150	(3,492)

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Quarters ended June 30, 2009 and
September 30, 2009
File No. 001-33865
As of September 30, 2009, our investment in Puerto Rico mutual funds represents 2.97% of our consolidated investment portfolio. The unrealized loss of each position represents between 4% and 14% of its book value. Our mutual funds are mostly fixed-income closed-end mutual funds, which have the following characteristics: market price of shares is determined by the supply and demand in the marketplace, not by its net asset value; market demand for shares is influenced by many factors, including market perceptions about the fund, dividend yield, tax advantages, interest risk, yield curve levels, perceptions about the types of securities or geographic regions in which the fund invests, the investment performance of the fund and the net asset value of the fund; it is typical for fixed-income, closed-end mutual funds, such as those in which we have invested, to use leverage in order to enhance dividends and returns; fixed income mutual funds generally have cash reserves to mitigate any possible loss on the sale of securities; and the fluctuation in the market value of these funds is directly related to changes in interest rates as well as to supply and demand.
When evaluating our mutual funds for impairment, we looked at the invested assets that compose the mutual funds, to obtain a better understanding of the fund. These mutual funds are invested in fixed income securities, mostly in obligations of the Puerto Rico and U.S. governments or its agencies. In Puerto Rico these mutual funds are tax exempt and have a higher taxable equivalent dividend yield than the interest generated from investments in most other Puerto Rico securities. As these mutual funds are invested in fixed income securities, they are susceptible to fluctuations in interest rates as well as supply and demand. These Puerto Rico mutual funds typically invest 67% of their assets in securities issued by Puerto Rico issuers. The remaining 33% consists of assets in securities issued by U.S. Agencies (U.S. Agencies Funds), which are mostly debt securities. The U.S Agencies Funds are used for financing and leverage and therefore provide liquidity if needed. Most of the funds in our position are closed-end, which means that the valuations are based on over-the-counter market prices rather than Net Asset Value (NAV). Consequently, the valuation of these funds is determined by supply and demand. One of the funds in this category is open-ended, which means more liquidity and a closing at NAV on a daily basis.
The market value of the Puerto Rico mutual funds was negatively impacted early in the year due to a flight to quality and general credit concerns worldwide. Since the mutual funds consist of 67% Puerto Rico paper it very much follows the performance of this credit. In recent months there has been a very strong recovery in Puerto Rico municipals. However, the mutual funds did not follow this performance due to supply/demand issues: there have been many sellers and few buyers, combined with poor liquidity. This relative underperformance versus PR municipals has brought the market price of the funds closer to their NAV rather than trading at a premium. However, due to the quality of the securities within the funds, we expect the market value to improve in line with an increase in demand for fixed income securities.
We concluded that these positions are not OTTI as of September 30, 2009 because: the current valuations are historically cheap versus the underlying assets; the underlying assets are mostly in investment grade income securities and mostly U.S. and Puerto Rico government and US agencies, which have been affected by general market conditions; and we have the ability and intent to hold the investments until a market price recovery.

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Quarters ended June 30, 2009 and
September 30, 2009
File No. 001-33865
Nine Months Ended September 30, 2009 compared to Nine Months Ended September 30, 2008, Operating Expenses, page 34
Comment 6
Please revise to explain the nature of the contingency expense accrual of approximately $7.5 million.
The accrual is related to a civil litigation we prefer not to identify since we believe it would hinder our ability to negotiate in possible settlement negotiations. In future filings we will include the following wording “In addition, an accrual for litigation expense of approximately $7.5 million in connection with a civil litigation, was recorded during the 2009 period ...”
Definitive Proxy Statement filed on Schedule 14A
Compensation Discussion and Analysis, Annual Cash Bonus, page 19
Comment 7
We note that your annual cash bonus is based on achievement of corporate objectives, individual business unit goals, and specific performance goals that are established at the beginning of each year for each NEO. Please provide us with proposed disclosure to be included in your 2009 proxy statements which includes the following:
•	Identification of all corporate objectives, and individual objectives for your CEO and CFO;

•	Identification of all corporate objectives, business unit objectives, and individual objectives for each of your other NEOs;

•	The threshold, target, and maximum levels of achievement for each corporate, business unit and individual objective;

•	Discussion of how the level of achievement will affect the actual bonuses to be paid; and

•	The specific target bonus for each NEO, as a percentage of base salary.
Please confirm that you will discuss the achievement of the objectives. In addition, to the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.
Set forth below is our proposed disclosure to be included in our 2009 proxy statement. We confirm that we will include a discussion of the achievement of the objectives described below, which will be quantified where appropriate.
Annual Cash Bonus
The annual cash bonus portion of an executive’s total compensation opportunity is intended to accomplish a number of objectives, including: reinforce the optimization of operating results throughout the year; facilitate the achievement of our stated objectives; pay for performance and reinforce individual accountability; support our long-term objective to create shareholder value; and provide market competitive cash compensation when performance objectives are met or exceeded. This bonus can be highly variable from year to year depending on actual performance results.

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Quarters ended June 30, 2009 and
September 30, 2009
File No. 001-33865
Under the plan, the Compensation Committee sets target bonus amounts as a percentage of base salary for all participants at the beginning of each year based on job responsibilities, internal relativity, and a review of competitive market data. Actual bonus payouts may range from zero to 150 percent of the target opportunity depending on the company’s financial results relative to predetermined performance goals and the Committee’s subjective review of each executive’s individual performance. The Compensation Committee approves the awards and has discretion to determine any changes to the final amount to be paid.
For 2009 the target bonus for each of the Named Executive Officers (NEOs) as a percentage of salary was as follows:

Executive	Target Bonus Percent
Ramón M. Ruiz-Comas	70%
Juan José Román-Jiménez	50%
Socorro Rivas-Rodríguez	70%
Eva G. Salgado	70%
Luis Marini Mir	55%
For 2009, annual cash bonus performance goals were as follows:
Corporate Executives
Ramón M. Ruiz-Comas and Juan José Román-Jiménez

	Performance Measure And Weighting
	40%
	Consolidated	40%
	Premiums	Consolidated	20%
Performance	Earned	Net Income	Individual

Maximum	$2,170	$71.9	See
Target	$1,808	$59.9	Table
Minimum	$1,447	$47.9	Below
Business Unit Executives
Socorro Rivas-Rodríguez

	Performance Measure And Weighting
	Consolidated Results		Triple-S Salud
	15%	15%	25%	25%
	Premiums	Net	Premiums	Net	20%
Performance	Earned	Income	Earned	Income	Individual

Maximum	$2,170	$71.9	$1,933	$53.8	See
Target	$1,808	$59.9	$1,611	$44.9	Table
Minimum	$1,447	$47.9	$1,288	$35.9	Below

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Quarters ended June 30, 2009 and
September 30, 2009
File No. 001-33865
Eva G. Salgado

	Performance Measure And Weighting
	Consolidated Results		Triple-S Propiedad
	15%	15%	25%	25%
	Premiums	Net	Premiums	Net	20%
Performance	Earned	Income	Earned	Income	Individual

Maximum	$2,170	$71.9	$125.4	$13.0	See
Target	$1,808	$59.9	$104.5	$10.9	Table
Minimum	$1,447	$47.9	$83.6	$8.7	Below
Luis A. Marini-Mir

	Performance Measure And Weighting
	Consolidated Results		Reform Division
	15%	15%	25%
	Premiums	Net	Premiums	20%
Performance	Earned	Income	Earned	Individual

Maximum	$2,170	$71.9	$436.7	See
Target	$1,808	$59.9	$363.9	Table
Minimum	$1,447	$47.9	$291.1	Below
The Company has not disclosed the net income goals pertaining to the Reform Division, because this information is not otherwise publicly disclosed by the Company and the Company believes it would cause competitive harm to do so in this Proxy Statement.
2009 individual performance goals for the each of the named executive officers consisted of the following:

Executive	Individual Performance Criteria
Ramón M. Ruiz-Comas	Asset Protection, Board Relations, Communications, Enterprise Risk Management, Financial Results, Human Resources, Leadership, Management Development, Management Operations, and Strategic Planning

Juan José Román-Jiménez	Board Relations, Communications and Leadership, Enterprise Risk Management, Financial Reporting and Control, Investments for the Finance Division, Management Development, Management Operations, and Regulatory Compliance

Socorro Rivas-Rodríguez, Eva G. Salgado, Luis A. Marini-Mir	Asset Protection, Board Relations, Communications, Enterprise Risk Management, Financial Results, Human Resources, Leadership, Management Development, Management Operations, and Strategic Planning

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Quarters ended June 30, 2009 and
September 30, 2009
File No. 001-33865
The Company believes that Premiums Earned and Net Income are key drivers of shareholder value and the most relevant measures by which to assess the Company’s short-term business performance. Consolidated Premiums earned represents the annual expected premiums in the calendar year following U.S. GAAP, as presented in the consolidated financial statements. Net income is measured as net income in the calendar year following U.S. GAAP as presented in the consolidated financial statements, minus the realized and unrealized gains/losses in investment and derivatives. The Company believes that the mix of performance measures focuses executives appropriately on improving both top-line growth (through Premiums Earned) and bottom-line growth (through Net Income), while also emphasizing individual accountability through each executives’ individual performance goals.
In addition to the annual cash bonus described above, we pay an annual bonus each December to all of our active employees, including the Named Executive Officers. This bonus is determined based on a non-performance predetermined formula and paid if the employee has worked more than 700 hours as of September 30 of each year and is an employee at the date of payment. The amount paid under this bonus is approximately 9 percent of base salary and, with respect to the bonus payable to the Named Executive Officers, is included in the bonus column of the Summary Compensation Table.
Base Salary, page 21
Comment 8
We note your disclosure that in determining the 2008 base salary for your CEO, the Compensation Committee assessed his 2007 performance, based on the accomplishments of pre-established corporate goals and financial objectives, strategic direction of the Corporation and its own subjective assessment of his performance. We also note your statement that salary increases for all other NEOs were based the aforementioned principles. Please confirm that you will disclose the following in your 2009 proxy statement:
•	The corporate goals and financial objectives used to determine the salary increase for each NEO;

•	How the level of achievement of each objective affected the amount of salary increase;

•	Any subjective factors that the Compensation Committee considered in making its salary increase determination; and

•	The actual percentage salary increase awarded to each NEO.
Your disclosure should discuss and quantify, if possible, each factor that the Compensation Committee considered in determining salary increases for your NEOs. Please also confirm that you will discuss achievement of goals and objectives.
We confirm that we will include the following in our 2009 proxy statement:
a.	The corporate and financial objectives used to determine the salary increase for each NEO, to the extent any specific criteria were used

b.	A description of how the level of achievement for each objective affected the amount of the salary increase, to the extent this is applicable

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Quarters ended June 30, 2009 and
September 30, 2009
File No. 001-33865
c.	Any subjective factors the Compensation Committee considered in determining salary adjustments for the NEOs

d.	The actual percentage salary increase provided to each NEO
We confirm that we will discuss and quantify, to the extent applicable, each factor that the Compensation Committee considered in determining salary increases for the NEOs, and that we will provide a discussion of achievement of goals and objectives, to the extent that they affected the amount of salary increase awarded to each NEO.